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                             November 28, 2023

       Albert Wong
       Chairman and Chief Executive Officer
       JVSPAC Acquisition Corp.
       G/F Hang Tak Building
       1 Electric Street
       Wan Chai, Hong Kong

                                                        Re: JVSPAC Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-275176

       Dear Albert Wong:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page 1

   1. We reissue prior comment 1. We note the disclosure added to the cover page that
                                                        "because of the
location where we are based, we are subject to the following China-based risks." However, we
continue to note the disclosure on the cover page that if you "enter into a business
combination with a target business operating in China, the combined company may face risks
associated with regulatory approvals of the proposed business combination between us
and the target, offshore offerings, anti-monopoly regulatory actions, and
cybersecurity and data privacy." Please revise this disclosure in this section and throughout the
prospectus to disclose that you currently face such risks, even without a business combination
with a company operating in China, based upon the location of the
 Albert Wong
JVSPAC Acquisition Corp.
November 28, 2023
Page 2
      company in the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business.
Financial Statements
Unaudited Financial Statements of JVSPAC Acquisition Corp., page F-1

2. Please amend to update your financial statements and related financial information. Refer to Rule 8-08 of Regulation S-X.
       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameAlbert Wong
                                                          Division of
Corporation Finance
Comapany NameJVSPAC Acquisition Corp.
                                                          Office of Real Estate
& Construction
November 28, 2023 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName